Exhibit 99.2

   Unofficial English Language Translation of Form Notice, dated March 1, 2006

CORPBANCA

Santiago, March 1, 2006

[Addressee]

It is my pleasure to inform you that at the Ordinary Shareholders' Meeting held on February 28, 2006, the following decisions were reached:

1. Approval of the Annual Report, Financial Statements and notes thereto and the Report of the External Auditors relating to the fiscal year beginning January 1 and ended December 31, 2005.

2. The designation of Deloitte & Touche Sociedad de Auditores Consultores Limitada, as external auditors for fiscal year 2006.

3. The Board of Directors will not be compensated for their services during the upcoming fiscal year.

4. The immediate distribution of a dividend for fiscal year 2005 in the aggregate amount of Ch$26,316,409,816, representing 50% of Corpbanca's 2005 net income of Ch$52,632,819,632, or a dividend per share of Ch$0.115977665564424. The dividend will be paid to those shareholders of record listed in the Shareholders' Registry as of the record date of February 22, 2006. The remaining net income will be placed in the reserve of net income to be distributed.

5. The determination that the dividend policy for the upcoming fiscal year would be to distribute 50% of net income as a dividend.

6. The annual budget for the Directors Committee was set at Ch$137,000,000, which includes Ch$3,500,000 of monthly compensation for each member of the Committee and an additional monthly payment of Ch$500,000 for the President of the Committee.

7. The annual budget for the Audit Committee was set at Ch$45,000,000, which includes Ch$3,500,000 of monthly compensation for the President of the Committee.

Sincerely,


Christian Samsing Stambuk
Chief Executive Officer